SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     -------------------------------------

                                   FORM 8-A/A
                                 AMENDMENT NO. 2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            OFFSHORE LOGISTICS, INC.
             (Exact Name of Registrant as Specified in its Charter)


             DELAWARE                                          72-0679819
(State of Incorporation or Organization)                     (IRS Employer
                                                          Identification Number)

                      224 RUE DE JEAN
                        P.O. BOX 5C
                   Lafayette, Louisiana                            70505
         (Address of Principal Executive Offices)               (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [X]

Securities Act registration statement file number to which this form relates:N/A
                                                                             ---

     Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange on Which
 Title of Each Class to be so Registered         Each Class is to be Registered
------------------------------------------- ------------------------------------
                   None                                        None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)

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              Offshore Logistics, Inc., a Delaware corporation (the "Company"), amends and restates in their entirety Items 1 and 2 of Amendment No. 1 to its Registration Statement on Form 8-A/A (File No. 000-05232), filed with the Securities and Exchange Commission on May 7, 1997. The Company and Mellon Investor Services LLC, as rights agent (the "Rights Agent"), have entered into the Second Amendment, dated as of January 10, 2003, to the Rights Agreement, dated as of February 29, 1996, between the Company and the Rights Agent, as amended by the First Amendment, dated as of May 6, 1997, between the Company and the Rights Agent.

Item 1.       Description of Registrant's Securities to be Registered.
------        -------------------------------------------------------

              On February 8, 1996, the Board of Directors of Offshore Logistics, Inc., a Delaware corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was payable on February 29, 1996 (the "Record Date") to the stockholders of record on that date. The Rights were issued pursuant to a Rights Agreement, dated as of February 29, 1996 (the "Rights Agreement"), between the Company and Chemical Mellon Shareholder Services, L.L.C. (now known as Mellon Investor Services LLC), as rights agent (the "Rights Agent").


              On May 6, 1997, the Company entered into the First Amendment, dated as of May 6, 1997 (the "First Amendment"), to the Rights Agreement between the Company and the Rights Agent, as rights agent. The First Amendment reduced certain percentages in the Rights Agreement from 20% to 10%.

              On January 10, 2003, the Company entered into the Second Amendment, dated as of January 10, 2003 (the "Second Amendment"), between the Company and the Rights Agent, as rights agent. The Second Amendment, among other things, permitted certain institutional investors to acquire and hold not more than 12.5% of the outstanding Common Shares without becoming an Acquiring Person (as defined below).

              The following is a description of the terms of the Rights as set forth in the Rights Agreement, as amended by the First Amendment and the Second Amendment. Please note, however, that this description is only a summary, and is not complete, and should be read together with the Rights Agreement, the First Amendment and the Second Amendment, each of which has been filed as an exhibit to this Amendment No. 2 to the Registration Statement on Form 8-A/A.

              Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $50.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

              Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer

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the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Notwithstanding the foregoing, certain institutional investors are permitted to acquire and hold no more than 12.5% of the outstanding Common Shares without becoming an Acquiring Person, provided that the Common Shares are held in the ordinary course of the investor's business and not with the purpose nor with the effect of changing or influencing the control of the Company.

              The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

              The Rights are not exercisable until the Distribution Date. The Rights will expire on February 28, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

              The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

              The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

              Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled

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to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

              Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

              In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

              At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

              With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

              At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

              The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially

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owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights. The First Amendment reduced the threshold percentage indicated above to 10%.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors, nor should the Rights interfere with any merger or business combination approved by the Board of Directors of the Company prior to an Acquiring Person's acquiring 10% or more of the Common Shares.

         A copy of each of the Rights Agreement, First Amendment and the Second Amendment is filed as an exhibit to this Registration Statement and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended by the First Amendment and the Second Amendment.

Item 2.       Exhibits.
              ---------

              Item 2 to the Registration Statement is hereby amended and restated in its entirety as follows:


              4.1 Rights Agreement, dated as of February 29, 1996, between Offshore Logistics, Inc. and Chemical Mellon Shareholder Services, L.L.C., as rights agent, which includes, as exhibits thereto: (i) the form of the Certificate of Designations of the Series A Junior Participating Preferred Stock of the Company; (ii) the form of the Right Certificate; and (iii) the Summary of Rights to Purchase Preferred Shares (incorporated by reference to
                        Exhibit 4 to the Company's Registration Statement on Form 8-A filed on March 6, 1996).

              4.2 First Amendment to the Rights Agreement, dated as of May 6, 1997, between Offshore Logistics, Inc. and ChaseMellon Shareholder Services, L.L.C. (formerly known as Chemical Mellon Shareholder Services, L.L.C.) as rights agent (incorporated by reference to Exhibit 5 to the Company's Amendment No. 1 to its Registration Statement on Form 8-A/A filed on May 7, 1997).

              4.3 Second Amendment to the Rights Agreement, dated as of January 10, 2003, between Offshore Logistics, Inc. and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.) as rights agent.*

              * Filed herewith

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         OFFSHORE LOGISTICS, INC.



                                     By:        /s/ H. Eddy Dupuis
                                         -------------------------------------
                                         Name:  /s/ H. Eddy Dupuis
                                         Title: Vice President, Chief Financial
                                                Officer and Secretary


Dated:  January 13, 2003



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                                  EXHIBIT LIST

No.                  Description

4.1 Rights Agreement, dated as of February 29, 1996, between Offshore Logistics, Inc. and Chemical Mellon Shareholder Services, L.L.C., as rights agent, which includes, as exhibits thereto: (i) the form of the Certificate of Designations of the Series A Junior Participating Preferred Stock of the Company; (ii) the form of the Right Certificate; and (iii) the Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form 8-A filed on March 6, 1996).

4.2 First Amendment to the Rights Agreement, dated as of May 6, 1997, between Offshore Logistics, Inc. and ChaseMellon Shareholder Services, L.L.C. (formerly known as Chemical Mellon Shareholder Services, L.L.C.) as rights agent (incorporated by reference to Exhibit 5 to the Company's Amendment No. 1 to its Registration Statement on Form 8-A/A filed on May 7, 1997).

4.3 Second Amendment to the Rights Agreement, dated as of January 10, 2003, between Offshore Logistics, Inc. and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.) as rights agent.*

* Filed herewith.